UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42572

AsiaStrategy

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Sale of Convertible Notes

On August 15, 2025, AsiaStrategy (formerly known as Top Win International Limited) (Nasdaq: SORA), a Cayman Islands exempted company (the “Company”), entered into certain securities purchase agreements (the “Securities Purchase Agreements”) with certain investors to issue convertible notes with an aggregate principal amount of US$10 million, at a purchase price of 100% of such principal, a term of three years, and an interest rate of 3.0% per annum (the “Notes”). Such Notes shall be convertible into the Company’s ordinary shares at an initial conversion price of US$4.64 per share. The form of the Securities Purchase Agreements, which includes the form of the Notes, was appended to the Company’s current report on Form 6-K dated August 15, 2025 as exhibit 99.1. The closing of the sale and purchase of such Notes was completed on October 13, 2025. Pursuant to such closing, the Company received gross proceeds of US$10 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025	AsiaStrategy

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Co-Chief Executive Officer and Director

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